UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

SEMITOOL, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

816909 10 5
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ x ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 816909 10 5

1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Not Applicable

Raymon F. Thompson and Ladeine A. Thompson

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [  ]   (b)  [  ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	5. SOLE VOTING POWER 9,685,918

BENEFICIALLY OWNED BY	6. SHARED VOTING POWER 160,000

EACH REPORTING	7. SOLE DISPOSITIVE POWER 9,685,918

PERSON WITH:	8. SHARED DISPOSITIVE POWER 160,000

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,845,918

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [  ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         30.3%

12     TYPE OF REPORTING PERSON
         IN

Item 1.

     (a)       Name of Issuer:  Semitool, Inc.

     (b)       Address of Issuer's Principal Executive Offices:

655 West Reserve Drive Kalispell, Montana 59901

Item 2.

     (a)       Name of Person Filing:

Raymon F. Thompson and Ladeine A. Thompson

     (b)       Address of Principal Business Office or, if none, Residence:

655 West Reserve Drive Kalispell, Montana 59901

     (c)       Citizenship:   U.S.A.

     (d)       Title of Class of Securities:  Common Stock, no par value

     (e)       CUSIP number:  816909 10 5

Item 3.      If this statement is filed pursuant to Rules 240.13d-1(b), or
                240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.      Ownership:

     (a)       Amount beneficially owned:

9,845,918 shares, as of December 31, 2007. Includes 7,716,176 shares held by the Raymon F. Thompson Revocable Living Trust; 1,760,730 shares held by the Ladeine A. Thompson Revocable Trust; and 160,000 shares held by the Floyd Foundation, a 501(c)(3) not for profit corporation established by Mr. & Mrs. Thompson and of which Mr. & Mrs. Thompson are members of the Board of Directors. Mr. & Mrs. Thompson disclaim beneficial ownership of the shares held by the Floyd Foundation.

     (b)       Percent of class:  30.3%

     (c)       Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

9,685,918 shares.

(ii) Shared power to vote or to direct the vote:

160,000 shares.

(iii) Sole power to dispose or to direct the disposition of:

9,685,918 shares.

(iv) Shared power to dispose or to direct the disposition of:

160,000 shares.

Item 5.      Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.      Identification and Classification of Members of the Group:

Not applicable.

Item 9.      Notice of Dissolution of Group:

Not applicable.

Item 10.      Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2008
-----------------------------------------------
                (Date)

/s/Raymon F. Thompson
-----------------------------------------------
             (Signature)

Raymon F. Thompson/Individual
-----------------------------------------------
             (Name/Title)

       January 29, 2008
-----------------------------------------------
                (Date)

/s/Ladeine A. Thompson
-----------------------------------------------
             (Signature)

Ladeine A. Thompson/Individual
-----------------------------------------------
(Name/Title)